UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Notice of the 2nd

Extraordinary General Meeting of Shareholders of 2023

CONTENTS

Notice of the Extraordinary General Meeting of Shareholders	3

Matters Requiring Resolution	4

• General Information for Voting	5

• Agenda No. 1 Election of Representative Director	6

• Agenda No. 2 Election of Director (Inside Director)	9

• Agenda No. 3 Employment Contract for the CEO	14

• Agenda No. 4 Amendment to Severance Pay Regulations for Executives	21

*	To be presented at the meeting

Notice of the Extraordinary General Meeting of Shareholders

August 7, 2023

To our Shareholders,

KT will hold an Extraordinary General Meeting of Shareholders(“EGM”) on August 30, 2023.

At the EGM, four agenda items including the election of Representative Director will be submitted for shareholders’ approval. Holders of KT Corporation’s common stock as of July 19, 2023 will be entitled to exercise voting rights at the Meeting. Each common stock is entitled to one vote for each agenda.

KT Corporation would like to thank our shareholders for their continued investment and support. The Company understands that shareholders consider a range of matters before submitting their vote. We hope that our shareholders will find the information in the EGM Notice helpful to make an informed voting decision.

We invite you to attend our upcoming EGM on Wednesday August 30th, 2023. We wish you good health and look forward to your participation.

Jong-Ook Park

Acting Chief Executive Officer

•	Date and Time: Wednesday, August 30th 2023 at 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: July 19th, 2023

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date to exercise voting rights at the EGM is 19th July, 2023. As of the record date, the total number of KT shares issued was 261,111,808. The number of common shares, excluding treasury shares, entitled to exercise voting rights was 246,418,416 shares.

•	Method of Resolution

Pursuant to the provisions of the Commercial Act, Agenda No. 2, 3 and 4 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. According to the Articles of Incorporation of KT, Agenda No.1 shall be passed by the affirmative vote of three-fifths (3/5) of the voting rights of the shareholders in attendance at the Meeting and at least one-fourth of total shares entitled to vote.

Agenda No. 1

Election of Representative Director

Pursuant to Article 25 (Election of Representative Director and Directors) of the Articles of Incorporation of KT, approval on the election of the Representative Director is hereby requested.

Nomination Process

KT received applications for CEO candidates through open recruitment from July 4th to July 12th 6pm (KST), and announced the application of 20 candidates on the 13th that 20 candidates have applied. In addition, KT shareholders of over 0.5% and professional recruitment agencies have recommended 1 and 6 candidates, respectively.

KT commenced the evaluation process by forming a pool of CEO candidates including internal CEO candidates (executives who have been with KT Group for at least 2 years, and hold the position of Senior Executive Vice President or above), as set by the Director Candidates Recommendation Committee (“the Committee”) regulations.

To enhance the objectivity of the CEO candidate evaluation, the Committee decided to form an advisory group consisting of 5 external experts in the fields of ▲ corporate management, ▲ industry, ▲ leadership and communication. The advisory group provided their evaluation results on both internal and external CEO candidates to the Committee, and the Committee narrowed down the candidate pool considering such results.

The Committee (Chairman Lee Seung-Hoon) screened internal and external CEO candidates through a process of document review and video conferencing. Afterwards, the Committee selected three candidates for final process.

Ultimately, the Committee chose one final candidate after conducting presentation and in-depth interviews with the three candidates, and the Board of Directors(BoD) has decided Mr. Young-Shub Kim as the final candidate and resolved to recommend him to the Extraordinary General Meeting of Shareholders at the end of August.

Examination Criteria

The Board set qualifications for the CEO under the Articles of Incorporation and the opinions of key stakeholders.

•	Capability of enhancing corporate value

•	Ability to build internal/external trust and a cooperative management environment

•	Ability to provide a clear management vision as well as direction for innovation

•	Capacity for laying the foundation for sustainable growth

Candidate Profile:

Full Name: Mr. Young-Shub Kim

Previous Occupation: CEO, LG CNS

Date of Birth	April 10, 1959
Recommended by	The Board of Directors
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies/ Statutory Reasons for Disqualification (recent five years)	None
Other Board Service/ Number of KT Shares Owned	None
Service Term	August 30, 2023 to the 2026 AGM

• Educational Background

• 2013	M.S., Confucian scriptures/Korean thought, Sungkyunkwan University

• 1984	B.S., Business Administration, Korea University

• Professional Associations

• 2015 – 2023	CEO, LG CNS

• 2013 – 2015	CFO, LG U+

• 2013 – 2013	Vice president of Solution Business Division, LG CNS

• 2008 – 2013	Vice president of High-Tech Business Division, LG CNS

• 2006 – 2008	Vice president of Business Management Headquarters, LG CNS

• 2003 – 2006	Managing director of Business Management Headquarters, LG CNS

• Rationale for Recommendation

Mr. Kim is a leading financial expert who served as the CFO of LG CNS and LGU+ and is the longest-serving CEO at LG CNS served as CEO for more than seven years. He has comprehensive knowledge and expertise in ICT and management. In particular, during his tenure as the CEO of LG CNS, he significantly increased revenue and operating profit, and contributed to the establishment of a sound management system by streamlining non-performing businesses and reorganizing the business structure to focus on the main IT business. In addition, he initiated a transformative shift in the Company’s employee appraisal and compensation structures, transitioning them from a tenure-focused model to one anchored in competency. This strategic move not only elevated individual proficiencies within the corporate structure but also engendered a culture wherein excellence and competency are prioritized.

During the in-depth interviews with the Board, the candidate demonstrated his profound understanding of the Company’s foundational business, and also proposed concrete plans to steer the digital innovation ecosystem, grounded in his deep ICT expertise. His vision in the long-term entails the development of infrastructure and pioneering services that position the Company at the forefront of the Digital ICT realm. By prioritizing investments in ICT infrastructure and advancing telecommunication businesses, he proposed to strengthen competitiveness in the Company’s core businesses and lay a sound growth foundation anchored in the synergy among the Company’s stakeholders.

The candidate’s excellent competency in DX technologies, combined with a clear strategy for intrinsic growth in the Company’s core businesses, and a strong commitment to improving corporate culture and management system, positions him uniquely. He is capable of driving innovation and growth and is expected to drive KT’s future growth and contribute significantly to strengthening sustainable growth and enhancing corporate value. Given these considerations, the BoD is confident that Mr. Kim is the most qualified candidate for the role of CEO at KT.

Agenda No. 2

Election of Director (Inside Director)

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of the Commercial Act, Article 25(Election of the Representative Director and Directors) and Article 42(Director Candidates Recommendation Committee) of the Articles of Incorporation, approval of the election of director is hereby requested.

At the 2nd Extraordinary General Meeting of Shareholders of 2023, one inside director shall be elected. The Representative Director Candidate has recommended one candidate for an inside director with the consent of the Director Candidates Recommendation Committee and the approval of the Board of Directors.

[Board Composition and Election Process]

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a Board of Directors consisting of:

•	up to two inside directors, including the Representative Director; and

•	up to eight outside directors.

All of our directors are elected at the general shareholders’ meeting. Under our articles of incorporation, the term of office for an inside director is up to three years. Pursuant to an amendment to the articles of incorporation in March 2020, the term of office for an outside director changed from up to ten years to up to six years, to reflect an amendment to the enforcement decree of the Commercial Code of Korea.

According to our articles of incorporation, Director Candidates Recommendation Committee must consist of all of our outside directors, other than for the election of an outside director resulting from the expiration of term of the office, in which case such outside director whose term is expiring may not be a member of the committee. Representative Director Candidate recommended one candidate for inside director with the consent of the Director Candidates Recommendation Committee and the approval of the Board of Directors and the candidate will be elected at the Extraordinary General Meeting of Shareholders

<Agenda No. 2, Inside Director Candidate : Mr. Chang-Seok Seo >

Full Name: Mr. Chang-Seok Seo Current Occupation: Head of Network Group, KT
Date of Birth	July 5, 1967
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Service Term	August 30, 2023 to the 2026 AGM

• Educational Background

• 1994	Master’s Degree in Electronics Engineering, Sungkyunkwan University

• 1990	Bachelor’s Degree in Electronics Engineering, Sungkyunkwan University

• Professional Associations

• 2021 – Present	Head of Network Group, KT Corporation

• 2020 – 2021	Head of Jeonnam/Jeonbuk Regional Headquarter, KT Corporation

• 2015 – 2019	Head of Network Strategy Business Unit, KT Corporation

• 2013 – 2014	Head of Network Technology Business Unit, KT Corporation

• Rationale for Recommendation

Mr. Seo is a top expert in the field of wired and wireless telecommunications, having served as the Head of Network Technology Business Unit, the Head of Network Strategy Business Unit, and Jeonnam/Jeonbuk Regional Headquarter, and has both expertise in network technology and strategy as well as hands-on experience as an executive.

Currently, as the Head of the Network Group, he is contributing to the construction and operation of high-quality and stable wired and wireless network infrastructure and strengthening competitiveness, and is playing an important role in providing more reliable communication services and digital innovation services through continuous network operation innovation.

We believe that the candidate’s network expertise and years of experience will lead the construction of future-oriented next-generation wired and wireless network infrastructure including 6G, accelerate network-based digital innovation, and contribute significantly to strengthening the competitiveness of KT’s DX business. Therefore, the BoD recommends him as an inside director candidate.

Board of Directors - Activity & Tenure Status

1) Comparison of BoD Members

(  ) Gender in parenthesis, Represents directors who are candidates for KT Board of Directors

Before the 2nd EGM of 2023	After the 2nd EGM of 2023
• Inside Directors

Hyeon-Mo Ku (M)	Young-Shub Kim (M)

Chang-Seok Seo (M)
• Outside Directors

Yong-Hun Kim* (M)	Yong-Hun Kim* (M)

Woo-Young Kwak (M)	Woo-Young Kwak (M)

Seong-Cheol Kim (M)	Seong-Cheol Kim (M)

Jong-Soo Yoon (M)	Jong-Soo Yoon (M)

Yeong-Kyun Ahn* (M)	Yeong-Kyun Ahn* (M)

Seung-Hoon Lee* (M)	Seung-Hoon Lee* (M)

Seung-Ah Theresa Cho* (F)	Seung-Ah Theresa Cho* (F)

Yang-Hee Choi (M)	Yang-Hee Choi (M)

*	Members of the Audit Committee

Note) According to Article 389, Paragraph 3 and Article 386, Paragraph 1 of the Commercial Act of Korea, the Board of Directors is composed of the Representative Director who resigned. This composition, including the resigned Representative Director, is expected to be maintained until the point when the new Representative Director is appointed at the EGM in 2023, thereby terminating the rights and obligations of the retired representative director.

2) Tenure Status of BoD Members

Refers to directors who are candidates for KT Board of Directors

	Name	Initial Appointment	Recent Appointment	End of Tenure
Inside Directors	Chang-Seok Seo	*August 2023	*August 2023	AGM 2026
	Young-Shub Kim	*August 2023	*August 2023	AGM 2026
Outside Directors	Yong-Hun Kim	March 2022	March 2022	AGM 2025
	Woo-Young Kwak	June 2023	June 2023	AGM 2025
	Seong-Cheol Kim	June 2023	June 2023	AGM 2025
	Jong-Soo Yoon	June 2023	June 2023	AGM 2026
	Yeong-Kyun Ahn	June 2023	June 2023	AGM 2026
	Seung-Hoon Lee	June 2023	June 2023	AGM 2025
	Seung-Ah Theresa Cho	June 2023	June 2023	AGM 2026
	Yang-Hee Choi	June 2023	June 2023	AGM 2026

*	implies the date under the assumption of approval of election at the 2nd EGM of 2023

3) Committees of BoD

	Corporate Governance Committee	Audit Committee	Evaluation and Compensation Committee	Related-Party Transactions Committee	Sustainability Management Committee	Director Candidates Recommendation Committee
Hyeon-Mo Ku

Yong-Hun Kim

Woo-Young Kwak

Seong-Cheol Kim

Jong-Soo Yoon

Yeong-Kyun Ahn

Seung-Hoon Lee

Seung-Ah Theresa Cho

Yang-Hee Choi

chairperson

Note1) Representative Director Candidate Examination Committee and Outside Director Candidate Recommendation Committee were merged into Director Candidates Recommendation Committee

Note 2) According to Article 389, Paragraph 3 and Article 386, Paragraph 1 of the Commercial Act of Korea, the Board of Directors is composed of the Representative Director who resigned. This composition, including the resigned Representative Director, is expected to be maintained until the point when the new Representative Director is appointed at the EGM in 2023, thereby terminating the rights and obligations of the retired directors.

Agenda No. 3

Employment Contract for the CEO

Article 1. Purpose of the Agreement

The purpose of this Agreement is to set forth the Representative Director’s authority, responsibilities and other necessary terms and conditions in connection with the election of                      as the Representative Director of KT Corporation (“Company”).

Article 2. Term of Office of the CEO

The term of office of the Representative Director shall start from the effective date of the election of the Representative Director at the General Meeting of Shareholders and continue until the end of the Annual General Meeting of Shareholders of 2026.

Article 3. Duties and Responsibilities of the Representative Director

(1)	The Representative Director shall represent the Company and oversee the whole affairs of the Company and management of subsidiaries as a representative director and CEO of the Company.

(2)	The Representative of Director shall use his best efforts to achieve the management goals specified in Article 6 of this Agreement.

(3)

The Representative of Director’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.

Article 4. Obligations of the Representative Director

(1)	During and after the term of his office, the Representative Director shall not disclose to a third party any confidential information of the Company which he obtains during his tenure.

(2)

In the event the Representative Director breaches any of his obligations set forth herein, the Representative Director shall be held liable for such breach, and if, due to the said breach, the Representative Director has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the Representative Director shall compensate the damages suffered by the Company.

Article 5. Board of Directors Recommendations

(1)

The Representative Director during the term of his office shall establish the management plan and submit it to the Board of Directors, and, in the event the Representative Director applies for a consecutive appointment, the Board of Directors shall consider the level of achievement of the goals as set forth in the management plan.

(2)	The Representative Director shall use his best efforts to operate company transparently and independently, and endeavor to strong governance structure.

(3)

The Representative Director shall comply with laws and regulations, and the Articles of Incorporations and the Rules of the Board of Directors, and use his best efforts to improve corporate compliance capabilities to a global level for pursuing the Company’s business growth and customer confidence.

(4)	The Representative Director shall strengthen succession management systems for the next Representative Director candidate in order to strengthen business continuity.

The Representative Director shall prepare a succession management plan for the next Representative Director candidate and report it to the Director Candidates Recommendation Committee.

The Representative Director shall also share in advance with Director Candidates Recommendation Committee the matters relevant to the appointment and removal of the candidate of the Representative Director as determined through the succession plan of the Representative Director.

(5)	The Representative Director shall ensure the independence of the composition of the Board of Directors and shall not participate in the appointment process of independent directors.

(6)

The Board of Directors may recommend the Representative Director not to apply for a consecutive appointment by a resolution of the Board of Director if the Representative Director grants improper requests or commits illegal acts associated with his roles and duties during his term of office, which results in a financial loss to the Company and a criminal conviction at the trial court level resulting in fines or imprisonment.

Board of Directors may also recommend a resignation of the Representative Director by a resolution of the Board of Director before implementing a process of dismissal by a resolution of the General Meeting of Shareholders if the trial court sentences him to imprisonment or more severe punishment for accepting an illegal demand associated with the Representative Director’s roles and duties during his term, resulting in a financial loss to the Company. In this instance, the Representative of Director is obligated to resign pursuant to the Board of Director’s resignation recommendation.

(7)	The Representative Director and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (6) above.

Article 6. Management Goals

In order to achieve the goals of the management plan of the Representative Director during the term of his office, the Board of Directors shall establish annual management goals for each fiscal year (hereinafter the “annual management goals”) after consultation with the Representative Director. In such case, the Representative Director and inside directors shall not participate in the resolution of the Board of Directors.

Article 7. Evaluation

(1)

The Board of Directors shall conduct evaluation of the annual management goals each fiscal year. However, when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2)

If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution to conduct a research and may utilize the results of such research for the evaluation.

(3)

In the event the Board of Directors determines to commission an expert institution to conduct a research, the Representative Director shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.

(4)

The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the Representative Director shall take necessary measures to report the result to the General Meeting of Shareholders.

(5)	In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the Representative Director and inside directors shall not participate in such resolution.

Article 8. Remuneration

(1)

The remuneration of the Representative Director shall comprise of the annual base salary, short-term incentive payment and long-term incentive payment, and shall be determined in accordance with the remuneration ceiling of the directors approved at the General Meeting of Shareholders and the criteria for remunerating inside directors and method of payment thereof which are reported to the General Meeting of Shareholders.

Article 9. Base Salary

(1)

The annual base salary shall be determined by a resolution of the Board of Directors. the Representative Director and inside directors shall not participate in the said resolution of the Board of Directors.

(2)

Base salary is comprised of base payment and position payment and 1/12 of the annual base salary shall be set as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company. If the Representative Director takes office or resigns in the middle of a month, the remuneration for such month, regardless of the cause therefore, shall be paid on the prorated daily basis based on the actual number of days served by the Representative Director.

(3)

The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the Representative Director, and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.

Article 10. Short-term Incentive Payment

(1)

The short-term incentive payment shall be paid pursuant to the evaluation results of the annual management goals as set out in Article 7(1). In such case, the criteria and payment method (including the calculation formula of the incentive payment ratio) of the remuneration shall be determined by a resolution of the Board of Directors. the Representative Director and inside directors shall not participate in the said resolution of the Board of Directors.

(2)

The short-term incentive payment shall be made in principle within one (1) month from the finalization by the Board of Directors of the evaluation of the annual goals; provided, however, should the Representative Director’s term of appointment come to an end during the first half of any year, the short-term incentive payment for said year shall be made within one (1) month from the final date of employment.

(3)	If the Representative Director is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 15 (1), no short-term incentive payment for such year shall be made.

(4)

Matters pertaining to the short-term incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the Representative Director’s voluntary resignation or retirement for unidentified reasons shall be determined by a resolution of the Board of Directors. In such case, the Representative Director and inside directors shall not participate in such resolution of the Board of Directors.

(5)

The short-term incentive payment for a partial year of service during which the Representative Director takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 9 (2).

Article 11. Long-term Incentive Payment

(1)

The Company may provide the Representative Director with long-term incentive payment. The details for the long-term incentive payment shall be determined by a resolution of the Board of Directors. In such case, the Representative Director and inside directors shall not participate in the said resolution by the Board of Directors.

(2)

If stock option is granted pursuant to a resolution of the Board of Directors, such stock option shall not be included in the remuneration ceiling of the directors as set forth in Article 8 hereof, and shall be paid pursuant to relevant laws and regulations.

Article 12. Adjustment after the Incentive Payment

In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the Representative Director, the amount of incentive shall be newly calculated in conformity with the modified result, and such adjusted amount shall be taken into consideration when setting the incentive payment payable for the following year. However, if the Representative Director resigns or is dismissed, immediate payment of any amount due or return of any excessive amount shall be made.

Article 13. Severance Payment

The severance payment shall be paid in accordance with the regulations on the payment of severance payment to officers.

Article 14. Taxes and Public Imposts

All remuneration payable to the Representative Director shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.

Article 15. Dismissal, etc. of the Representative Director

(1)	The Company may dismiss the Representative Director even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;

1.	In case the Representative Director breaches the obligations set forth under Article 4 (1);

2.

In case the Representative Director breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;

3.	In case the Representative Director is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company;

4.	In case the management performance is significantly below the management goals or the corporate value is seriously damaged; and

5.	In case the Representative Director fails to or is unable to carry out his duties due to diseases, etc. for an extended period.

(2)

A proposal to dismiss the Representative Director shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors is adopted in accordance with Article 38 of the Articles of Incorporation.

(3)

The Board of Directors shall provide the Representative Director with an opportunity to state his opinion at the meeting of the Board of Directors convened to resolve the dismissal of the Representative Director, and immediately following the adoption of a resolution of dismissal, a written notice shall be provided to the Representative Director, stating the reasons therefor in detail. In the above meeting, the Representative Director and inside directors shall not participate in such resolution of the Board of Directors.

Article 16. Ownership of the Rights

The Representative Director’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the Representative Director shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.

Article 17. Interpretation of the Agreement and Supervision of Performance

(1)

In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the Representative Director.

(2)	The Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.

(3)	The Representative Director and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (2) above.

Article 18. Amendment of the Agreement

(1)

If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the Representative Director may request the Board of Directors to amend the Agreement.

(2)

Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General Meeting of Shareholders. In such case, the Representative Director and inside directors shall not participate in the resolution of the Board of Directors.

(3)	Upon a resolution and approval under Paragraph (2) above, the Company and the Representative Director shall promptly enter into an amendment to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.

August 30 , 2023

Board of Directors
On behalf of KT Corporation

By:
Name:	Jong-Soo Yoon
Title:	Chairperson of the Committee

Representative Director

By:
Name:	Young-Shub Kim
Title:	The Representative Director

Agenda No. 4

Amendment to Severance Pay Regulations for Executives

Pursuant to Article 31-4 (Remuneration and Severance Payment for Directors) of Articles of Incorporation, approval of the following changes is hereby requested.

Background Information

Proposed changes have been drafted following an Amendment to Articles of Incorporation, the abolition of the ‘multiple representative director’ system at the 1st Extraordinary General Meeting of shareholders of 2023.

Background information is drafted to improve shareholder’s understanding. For more accurate excerpts, please refer to the subsequent pages. If any potential conflicts exist, the following information shall prevail.

Before Amendment	After Amendment

Article 2. (Subject)

This Regulation shall apply to the Representative Director (Representative Director who is elected by a resolution of the General Meeting of Shareholders pursuant to Article 25. (1) of the Articles of Incorporation), Representative Director appointed by the Board of Directors (Representative Director that is elected by a resolution of the Board of Directors following conditional clause of Article 25.(1) of the Articles of Incorporation), inside directors, and managing officers of KT.

Article 2. (Subject) This regulation applies to the Representative Director, inside directors, and management executives who are serving in the company.

Before Amendment	After Amendment

Article 4. (Base) The base pay for calculating severance payment is,	Article 4. (Base) (Unchanged)

1. Representative Director : Total annual salary except short-term performance-based incentives, long-term performance-based incentives, paid in the 5-month period immediately preceding the date of termination

1.(Unchanged)

1-2 Representative Director appointed by the Board of Directors : Total annual salary except short-term performance-based incentives, long-term performance-based incentives, paid in the 3-month period immediately preceding the date of termination	1-2. (Deleted)

2~3 (Omitted)	2~3 (Unchanged)

ADDENDUM (August 30, 2023) These Regulation shall become effective from the date on which a resolution on the foregoing amendments is adopted at the General Meeting of Shareholders.

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